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Exhibit 99.17d(2)

Industrial Scientific Corporation Announces Return to Private Company Status

PITTSBURGH, May 25 / PRNewswire/ -- Industrial Scientific Corporation (Nasdaq:
ISCX) announced today that its previously announced merger (the "Merger") with ISC Acquisition Corporation, a corporation that was formed by Kenton E. McElhattan, Kent D. McElhattan and Florence L. McElhattan (the "Majority Shareholders"), was consummated. On Friday, May 21, 1999, Industrial Scientific Corporation officially ceased being a public-owned, Nasdaq/NMS traded company.

As a result of the Merger, all of the outstanding shares of Industrial Scientific Corporation common stock not already owned by the Majority Shareholders and their affiliates were purchased for a price of $28.50 per share in cash and the Company's common stock ceased to be publicly traded.

Kent D. McElhattan, the President and CEO, commented on the transaction, "Returning to private-ownership status will enable Industrial Scientific Corporation to concentrate exclusively on fulfilling its mission and long-term goals without the threat of adverse impact on stock prices. As a private company, our ability to continue dedicating ourselves to maintaining the highest quality and customer service standards in the research, development, testing, manufacture and sale of life-preserving products will be enhanced."

"I can't imagine how we could make a stronger statement in support of high values and product/service excellence than what we have done to take Industrial Scientific private. Industrial Scientific has always had an extreme case of customer service passion and I can assure you that this will be emphasized even more as a privately owned company," he continued.

Industrial Scientific Corporation was originally a privately-held corporation from the time of its incorporation in 1985. In the years that followed, the Company rapidly earned its reputation as a leading developer, manufacturer and seller of portable gas monitors for industrial use.

In 1993, Industrial Scientific became a publicly-owned corporation, and its stock was traded on the Nasdaq Stock Exchange. The next six years represented a period of tremendous expansion for Industrial Scientific Corporation, as it opened 6 regional offices worldwide, including Saudi Arabia, Europe, China, Singapore and Australia. The Company also significantly increased its sales force in the United Stated, making it the leading seller of portable gas monitors in North America. Workers throughout the world use Industrial Scientific products to warn of dangerous gas conditions. Principal markets include oil and petrochemical, public utilities, manufacturing, mining, steel, pulp and paper and fire service.

Headquartered in Oakdale, Pennsylvania, Industrial Scientific Corporation designs, manufacturers and sells gas monitoring instruments and other technical products for the preservation of human life and property. The Company has 28 regional offices in six countries worldwide and is a leading developer and manufacturer of gas monitoring solutions, offering a comprehensive line of products and services.

/CONTACT: Kent McElhattan, President and CEO of Industrial Scientific, 412/490-1890.